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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44803

RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nancy Barron & Associates, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Boulevard

(No. and Street)

Lexington	Kentucky	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cindy F. Baker 859-254-4010

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Foley & Luby, PSC

(Name — *if individual, state last, first, middle name*)

106 W. Vine Street Suite 700	Lexington,	KY	40507
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-19-02

AFFIRMATION

I, Cindy F. Baker, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Nancy Barron & Associates, Inc. (the "Company") for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Cindy F. Baker 2/26/02

Signature Date

Financial and Operations Principal

Title

Subscribed and sworn to before me
this 26 day of February, 2002.

Linda Foley

Notary Public

This report contains (check all applicable boxes)*

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows
(x)	(c)	Statement of Changes in Shareholder's Equity or Partners' or Sole Proprietor's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not applicable).
( )	(n)	A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (not applicable).
(x)	(o)	Report of independent auditors on internal control structure required by Rule 17a-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

Foley&Luby PSC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL D. FOLEY, CPA
J. CARROLL LUBY, CPA

CAROLYN B. BARKER, CPA
THOMAS R. POPE, CPA

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
of Nancy Barron & Associates, Inc.

We have audited the accompanying balance sheet of Nancy Barron & Associates, Inc. as of December 31, 2001, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nancy Barron & Associates, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Foley & Luby PSC

February 6, 2002

106 WEST VINE STREET • SUITE 700 • LEXINGTON, KENTUCKY 40507
(859) 226-0405 • FAX (859) 231-5311

Nancy Barron & Associates, Inc.
Lexington, Kentucky

BALANCE SHEET
December 31, 2001

ASSETS

Cash	$ 103,235.
Accounts Receivable	45,742.
Advances to Employers	1,500.
Prepaid Expenses	12,910.
Investments	97,614.
Property and Equipment (Net of Accumulated Depreciation of $105,716)	50,301.
Other Assets	750.
Total Assets	$ 312,052.

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable	$ 1,704.
Accrued Expenses	21,331.
	23,035.
Stockholder's Equity	
Common Stock, No Par Value, 1,000 Shares Authorized, 345 Shares Issued and Outstanding	186,561.
Additional Paid-In Capital	43,641.
Accumulated Other Comprehensive Income	
Net Unrealized Gain on Investments	17,064.
Retained Earnings	41,751.
Total Stockholder's Equity	289,017.
Total Liabilities and Stockholder's Equity	$ 312,052.

The accompanying notes are an integral part of these financial statements

Nancy Barron & Associates, Inc.
Lexington, Kentucky

STATEMENT OF INCOME
For The Year Ended December 31, 2001

Income		
Commission Income	$ 864,631.	
Investment Gain	809.	
Management Fees	15.	
Other Income	2,301.	
Dividends and Interest Income	24,031.	
Total Income		$ 891,787.
Expenses		
Employee Compensation and Benefits	419,141	
Clearing Fees	151,943.	
Communication and Promotion	37,892.	
Occupancy Costs	36,000.	
Other Operating Expenses	86,185.	
Depreciation	18,545.	
Total Expenses		749,706.
Net Income		$ 142,081.
Earnings per Share of Common Stock		$ 412.

The accompanying notes are an integral part of these financial statements

Nancy Barron & Associates, Inc.
Lexington, Kentucky

STATEMENT OF COMPREHENSIVE INCOME
For The Year Ended December 31, 2001

Net Income		$ 142,081.
Other Comprehensive Income (Loss), Net of Tax:		
Unrealized loss of securities:		
Unrealized holding losses arising during period	$ (6,977.)	
Less: Reclassification adjustment for gains included in net income	(809.)	
Other Comprehensive Income (Loss)		(7,786.)
Comprehensive Income		$ 134,295.

The accompanying notes are an integral part of these financial statements

Nancy Barron & Associates, Inc.
Lexington, Kentucky

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2001

	Common Stock	Additional Paid-In Investments	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances at Beginning of Year	$186,561.	$ 43,641.	$ 24,850.	$ 0.	$ 255,052.
Other Comprehensive Loss			(7,786.)		(7,786.)
Net Income				142,081.	142,081.
Stockholder Distributions				(100,330.)	(100,330.)
Balances at End of Year	$ 186,561.	$ 43,641.	$ 17,064.	$ 41,751.	$ 289,017.

The accompanying notes are an integral part of these financial statements

Nancy Barron & Associates, Inc.
Lexington, Kentucky

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 142,081.
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 18,545.	
Loss on Sale of Equipment	23.	
Gain on Sale of Investments	(809.)	
(Increase) Decrease		
Accounts Receivable	11,771.	
Advances to Employees	(1,500.)	
Prepaid Expenses	(5,440.)	
Increase (Decrease)		
Accounts Payable	293.	
Accrued Expenses	12,631.	
		35,514.
Net Cash Provided by Operating Activities		177,595.
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Investments & Equipment	1,503.	
Purchase of Investments	(7,073.)	
Net Cash Used in Investing Activities		(5,570.)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Distributions	(100,330.)	
Net Cash Used in Financing Activities		(100,330.)
Net Decrease in Cash and Cash Equivalents		71,695.
Cash and Cash Equivalents - Beginning of Year		31,540.
Cash and Cash Equivalents - End of Year		$ 103,235.
Cash Paid During the Year for:		
Interest		$ 0.
Income Taxes		$ 0.

The accompanying notes are an integral part of these financial statements

Nancy Barron & Associates, Inc.
Lexington, Kentucky

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Nancy Barron & Associates, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization:

Nancy Barron & Associates, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenues and expenses.

Cash Equivalents:

For purposes of reporting cash flows, the Company considers all short-term marketable securities to be investments rather than cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities:

Marketable securities are valued at market value. The resulting difference between cost and market is included in stockholder's equity as unrealized gain (loss) on investments.

Fixed Assets and Depreciation:

Fixed assets are recorded at historical cost. Depreciation and amortization is calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	10
Office equipment	5
Leasehold improvements	10

Revenue:

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Income Tax:

The Company, with the consent of its sole shareholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Corporation's taxable income. As a result of this election, no provision for federal or state income taxes has been made. Income tax expense, included in the accompanying financial statements as a part of other operating expenses, is the local income tax for which the Company is liable.

Nancy Barron & Associates, Inc.
Lexington, Kentucky

NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2001

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December 2001, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker.

NOTE 3 - INVESTMENTS

Marketable securities owned at December 31, 2001, consist of investment securities at quoted market values, and are as follows:

Corporate Stocks	$ 97,614.
	$ 97,614.

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2001 is $80,550.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2001, the fixed asset accounts reflected the following balances:

Furniture and fixtures	$ 63,690.
Office equipment	58,714.
Leasehold improvements	33,613.
	156,017.
Less: Accumulated depreciation	(105,716.)
	$ 50,301.

NOTE 5 - LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

In December 1996, the Company began conducting its business operations at 150 Grand Boulevard, Lexington, Kentucky. This office space is located in a building owned by a corporation that is owned in its entirety by the Company's sole shareholder. Presently, there is not a formal lease for the use of the premises between the two entities. The Company has agreed to pay $3,000 per month for the use of the property beginning in July 1996. At December 31, 2001, the Company has prepaid rents to this related entity in the amount of $6,000.

The Company is also obligated on an operating lease for a vehicle. The future minimum lease payments on this are as follows:

2002	$4,046

NOTE 6 - RETIREMENT PLAN

The Company began a Simple IRA Retirement Plan in 1997 covering substantially all employees. Under the plan, the Company matches dollar for dollar up to three percent of each eligible employee's salary that participates in the Plan. Plan expenses incurred by the Company during 2001 were $7,548.

SUPPLEMENTAL INFORMATION

Nancy Barron & Associates, Inc.
Lexington, Kentucky

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2001

NET CAPITAL		
Stockholder's Equity		$ 289,017.
Deductions and/or Charges		
Non-allowable Fixed Assets	$ 50,301.	
Prepaid Expenses	12,910.	
Advances to Employees	1,500.	
Other Assets	750.	
		65,461.
Net Capital Before Percentage Reductions		223,556.
Pursuant to Rule 15c3-1 (F)		
Reduction of Securities Held as Investments		22,875.
Net Capital		$ 200,681.
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 1,704.	
Accrued Expenses	21,331.	
Aggregate Indebtedness		$ 23,035.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		
$23,035 Divided by 15 or $50,000 Minimum		$ 50,000.
Excess Net Capital		$ 150,681.
Ratio of Aggregate Indebtedness to Net Capital		11.48%
RECONCILIATION WITH COMPANY CALCULATIONS		
Net Capital as Reported in FOCUS Report		$ 187,990.
Effect of Audit Adjustments on Accounts Included in Net Capital Calculation		12,691.
Net Capital as Calculated Above		$ 200,681.

Nancy Barron & Associates, Inc.
Lexington, Kentucky

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT IN ACCORDANCE WITH RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Nancy Barron & Associates, Inc. had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2001. Therefore, a computation of reserve requirement in accordance with SEC Rule 15c3-3 is not applicable.

Foley&Luby PSC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL D. FOLEY, CPA
J. CARROLL LUBY, CPA

CAROLYN B. BARKER, CPA
THOMAS R. POPE, CPA

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Nancy Barron & Associates, Inc.
Lexington, Kentucky

SCHEDULE III
INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

We have examined the financial statements of Nancy Barron & Associates, Inc. as of December 31, 2001, and have submitted our report thereon dated February 6, 2002. As a part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 15 and 16 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In addition, Nancy Barron & Associates, Inc., has formal procedures insuring proper compliance and reporting of security transactions pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Foley & Luby PSC
February 6, 2002

106 WEST VINE STREET • SUITE 700 • LEXINGTON, KENTUCKY 40507
(859) 226-0405 • FAX (859) 231-5311

Nancy Barron & Associates, Inc.
Lexington, Kentucky

SCHEDULE IV
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Nancy Barron & Associates, Inc. had no subordinated liabilities at any point throughout the year ended December 31, 2001. Consequently, there are no changes in the balances of such liabilities.

Foley&Luby PSC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL D. FOLEY, CPA
J. CARROLL LUBY, CPA

CAROLYN B. BARKER, CPA
THOMAS R. POPE, CPA

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

Study and Evaluation of Internal Control

We have examined the financial statements of Nancy Barron & Associates, Inc. as of December 31, 2001, and have submitted our report thereon dated February 6, 2002. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities and Exchange Act of 1937. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

106 WEST VINE STREET • SUITE 700 • LEXINGTON, KENTUCKY 40507
(859) 226-0405 • FAX (859) 231-5311

To The Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky
(Page 2)

Study and Evaluation of Internal Control
(Continued)

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the period ended December 31, 2001, which was made for the purpose set forth above and would not necessarily disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Foley & Luby PSC

February 6, 2002

Nancy Barron & Associates, Inc.
Lexington, Kentucky

AUDIT REPORT
December 31, 2001

Foley & Luby PSC
CERTIFIED PUBLIC ACCOUNTANTS